                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2007
             ------------------------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)
             ------------------------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):..........

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on February 13, 2007.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  February 13, 2007
                                        By: /s/ Joseph Williger
                                        -----------------------
                                        Joseph Williger
                                        Chief Executive Officer
News

                 G. WILLI-FOOD SIGNS AGREEMENT TO FURTHER EXPAND
                        INTERNATIONAL TRADE CAPABILITIES

                      COMPANY TO OWN A MAJORITY INTEREST OF
                   NEW GLOBAL KOSHER TRADE AND EXPORT COMPANY

YAVNE, ISRAEL - FEBRUARY 13, 2007 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILC) (the "COMPANY" or "WILLI FOOD"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, announced today that it had signed an agreement with the Baron family (an unrelated third party) , kosher food exporters located in Israel, to form a joint global kosher trade and export company ("Joint
Company"). The Company will hold a 50.1% interest, and the Baron family will hold the remaining interest. Under the terms of the agreement, all of the current food export operations of the Baron family will be executed under the new entity. The closing of the transacation is subject to customary closing conditions, including approval of the Israeli Anti-Trust Authorities and completion of exihibits.

Under the agreement, the Joint Company will be engaged in the food export activities performed until now by the Baron Family, which involved the export of kosher products from more than 100 suppliers, predominantly from Israel, to the
U.S., Canada, England, Belgium, France, Switzerland, Australia, South Africa,
Mexico, Argentina and Chile. Product categories currently exported include candies, preserves, cakes and cookies, snacks, cereals, frozen pastries and ice creams, baby food and general grocery items.

Mr. Zwi Williger, President and COO of Willi-Food commented, "We are very excited about this opportunity. The transaction will significantly expand our geographic reach through the addition of several export markets as well as increase our penetration into the U.S. market and complement our recent acquisition of Laish. We will also benefit from a wider overall product offering and new supplier relationships."

The currently anticipated trade volume for the new trade and export company for
2007 is approximately $10.0 million. In consideration forthe 50.1% interest,
Willi-Food will pay up to $2 million in trade financing, as needed. Of this amount, an amount equal to two times net profit before tax during the first four full consequtive quarters (after closing) will be converted into equity, up to a maximum amount of $1 million.

"We are delivering on our expansion strategy," added Mr. Williger. "This deal provides multiple outlets for future growth by extending Willi-Food's international market reach and by adding another dimension to the business."

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
For more information, please visit the Company's website at
www.willi-food.co.il.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
RELATING TO FUTURE EVENTS OR OUR FUTURE PERFORMANCE, SUCH AS STATEMENTS
REGARDING TRENDS, DEMAND FOR OUR PRODUCTS AND EXPECTED REVENUES, OPERATING
RESULTS, AND EARNINGS. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN
RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS
OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY
FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR
IMPLIED IN THOSE FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS
INCLUDE BUT ARE NOT LIMITED TO: CHANGES AFFECTING CURRENCY EXCHANGE RATES,
INCLUDING THE NIS/U.S. DOLLAR EXCHANGE RATE, PAYMENT DEFAULT BY ANY OF OUR MAJOR
CLIENTS, THE LOSS OF ONE OF MORE OF OUR KEY PERSONNEL, CHANGES IN LAWS AND
REGULATIONS, INCLUDING THOSE RELATING TO THE FOOD DISTRIBUTION INDUSTRY, AND
INABILITY TO MEET AND MAINTAIN REGULATORY QUALIFICATIONS AND APPROVALS FOR OUR
FOOD PRODUCTS, TERMINATION OF ARRANGEMENTS WITH OUR SUPPLIERS, IN PARTICULAR
ARLA FOODS AMBA, LOSS OF ONE OR MORE OF OUR PRINCIPAL CLIENTS, INCREASING LEVELS
OF COMPETITION IN ISRAEL AND OTHER MARKETS IN WHICH WE DO BUSINESS, CHANGES IN
ECONOMIC CONDITIONS IN ISRAEL, INCLUDING IN PARTICULAR ECONOMIC CONDITIONS IN
THE COMPANY'S CORE FOOD MARKETS, OUR INABILITY TO ACCURATELY PREDICT CONSUMPTION
OF OUR FOOD PRODUCTS AND RISKS ASSOCIATED WITH PRODUCT LIABILITY CLAIMS. WE
CANNOT GUARANTEE FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR
ACHIEVEMENTS. THE MATTERS DISCUSSED IN THIS PRESS RELEASE ALSO INVOLVE RISKS AND
UNCERTAINTIES SUMMARIZED UNDER THE HEADING "RISK FACTORS" IN THE COMPANY'S
ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005, FILED WITH THE
SECURITIES AND EXCHANGE COMMISSION ON MAY 31, 2006. THESE FACTORS ARE UPDATED
FROM TIME TO TIME THROUGH THE FILING OF REPORTS AND REGISTRATION STATEMENTS WITH
THE SECURITIES AND EXCHANGE COMMISSION. WE DO NOT ASSUME ANY OBLIGATION TO
UPDATE THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE.

CONTACT:
G. Willi Food International Ltd.
Chen Shlein, CFO
(+972) 8-932-2233
chen@willi-food.co.il

IR CONTACT:
The Global Consulting Group
Christopher Chu
(646) 284-9426
cchu@hfgcg.com